UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Intermix Media, Inc. (formerly eUniverse, Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

298 412 10 7

(CUSIP Number)

Kiril Dobrovolsky
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VP ALPHA HOLDINGS IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES D. MARVER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN E. SALZMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,772,306

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,772,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,772,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.25%**

14.	Type of Reporting Person (See Instructions) OO

**  Based on 37,667,306 shares deemed outstanding, including: (i) 1,750,000 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon full conversion of the Series B Convertible Preferred Stock owned by VP Alpha LLC  (ii) 5,722,306 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) upon full conversion of the Series C Convertible Preferred Stock owned by the Funds (iii) 1,250,000 shares to be issued to VP Alpha LLC upon full conversion of the Series C-1 Convertible Preferred Stock held by VP Alpha LLC as described herein, and (iv) 3,050,000 shares of Common Stock owned by VP Alpha LLC.  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2003 (the “Original Statement”) by (1) VP Alpha Holdings IV, L.L.C. (“VP Alpha LLC”), (2) VantagePoint Venture Associates IV, L.L.C. (“VP Associates LLC”), (3) James D. Marver and (4) Alan E. Salzman, relating to Intermix Media, Inc. (formerly eUniverse, Inc.) a Delaware corporation (the “Issuer”), Amendment No. 1 to the Original Statement, filed on October 31, 2003 (the “First Amended Statement”) and Amendment No. 2 to the Original Statement, filed on April 23, 2004 (the “Second Amended Statement”).  The Second Amended Statement, as amended hereby is referred to herein as the “Third Amended Statement.”

Item 1.	Security and Issuer

This Third Amended Statement relates to the Agreement and Election to Convert Promissory Note entered into on September 30, 2004, by and between VP Alpha LLC and the Issuer (the “Election to Convert”) whereby the parties agreed to fully convert the Secured Promissory Note, dated October 31, 2003, as amended (the “New Note”) issued by the Issuer to VP Alpha LLC, and the resulting direct ownership of 1,250,000 shares of Series C-1 Preferred Stock of Issuer (the “Series C-1”) by VP Alpha LLC.  The principal executive offices of the Issuer are located at 6060 Center Drive, Suite 300, Los Angeles, California 90045.

Item 2.	Identity and Background
No additions to Item 2 of the Second Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Second Amended Statement is hereby amended and supplemented by adding the following thereto:

The aggregate consideration paid for the 1,250,000 shares of Series C-1 issued  to VP Alpha LLC upon conversion of the New Note pursuant to the Election to Convert was the principal amount of the New Note or $2,500,000.  The aggregate consideration payable for the 1,250,000 shares of Common Stock issuable upon conversion of the Series C-1 is zero.

Item 4.	Purpose of Transaction
Item 4 of the Second Amended Statement is hereby amended and supplemented by adding the following thereto:
On September 30, 2004, VP Alpha LLC and the Issuer entered into the Election to Convert whereby VP Alpha LLC converted the New Note into 1,250,000 shares of Series C-1.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Second Amended Statement is hereby amended and supplemented as follows:
(a) and (b).

As a result of the conversion of the New Note pursuant to the Election to Convert as described in Item 3 above,  each of the Reporting Persons is the beneficial owner of, and shares the power to vote, and the power to dispose of (i) 1,750,000, or approximately 91%, of the issued and outstanding shares of Series B (currently convertible into 1,750,000 shares of the Issuer's Common Stock), (ii) 5,722,306 or 100% of the issued and outstanding shares of Series C (currently convertible into 5,722,306 of the Issuer's Common Stock), (iii) 1,250,000 or 100% of the shares of Series C-1 (currently convertible into 1,250,000 shares of the Issuer's Common Stock), and (ii) 3,050,000 shares of the Issuer's Common Stock.  This aggregates to 11,772,306 shares or approximately 31.25% of the deemed issued and outstanding shares of Issuer's Common Stock  (based upon the full conversion to Common Stock of the Series B, Series C and Series C-1 shares deemed beneficially owned by each of the Reporting Persons and the direct ownership of 3,050,000 shares of Common Stock).  There are 28,945,000 shares of Common Stock outstanding as reported for August 12, 2004 in the Form 10-Q filed by the Issuer for the period ended June 30, 2004.

(c)

None of the Reporting Persons has effected any transactions in the class of securities reported on the Second Amended Statement during the past 60 days, other than as set forth in the Second Amended Statement.

(d) and (e).
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Second Amended Statement is hereby amended and supplemented as follows:
The Election to Convert provides for the full conversion of the New Note and the issuance of 1,250,000 shares of Series C-1 by Issuer to VP Alpha LLC.

On October 13, 2004, VantagePoint Venture Partners IV (Q) L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (together, the “Funds”) entered into an agreement with the Issuer (the “Voting Agreement”) whereby the Funds agreed that they will only vote that percentage of Series C Preferred held by them as is equal to $1.50 divided by $1.90 (approximately 78.947%), rounded down to the nearest whole share.

Item 7.	Material to Be Filed as Exhibits
The following shall be added after the last exhibit in Item 7:
19. Agreement and Election to Convert Promissory Note, dated September 30, 2004.

20.   Agreement by and among VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and Intermix Media, Inc., executed October 13, 2004.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2004

VP ALPHA HOLDINGS IV, L.L.C.
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		By:	/s/ Alan E. Salzman
Managing Member		Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV,
L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV
PRINCIPALS FUND, L.P.
By:	/s/ Alan E. Salzman	By: VantagePoint Venture Associates IV, L.L.C.
Name: Alan E. Salzman,		Its General Partner
Managing Member
		By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
VANTAGEPOINT VENTURE PARTNERS IV (Q),		Managing Member
L.P.
By: VantagePoint Venture Associates IV, L.L.C.,		/s/ James D. Marver
Its General Partner		James D. Marver

By:	/s/ Alan E. Salzman	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Alan E. Salzman
Managing Member

INDEX TO EXHIBITS

The following shall be added after the last exhibit in Item 7:

19.         Agreement and Election to Convert Promissory Note, dated September 30, 2004.

20.         Agreement by and among VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and Intermix Media, Inc., dated October 13, 2004.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No. 3 to Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, par value $0.001 per share, of Intermix Media, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  October 28, 2004

VP ALPHA HOLDINGS IV, L.L.C.		VANTAGEPOINT VENTURE
PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV,		By: VantagePoint Venture Associates IV,
L.L.C.		L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		By:	/s/ Alan E. Salzman
Managing Member		Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE
ASSOCIATES IV, L.L.C.		VANTAGEPOINT VENTURE
PARTNERS IV PRINCIPALS FUND, L.P.
By:	/s/ Alan E. Salzman	By: VantagePoint Venture Associates IV,
Name: Alan E. Salzman,		L.L.C.
Managing Member		Its General Partner

		By:	/s/ Alan E. Salzman
VANTAGEPOINT VENTURE		Name: Alan E. Salzman,
PARTNERS IV (Q), L.P.		Managing Member
By: VantagePoint Venture Associates IV,
L.L.C.,		/s/ James D. Marver
Its General Partner		James D. Marver

By:	/s/ Alan E. Salzman	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Alan E. Salzman
Managing Member